File No. 70-9707

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

  AGL Resources Inc.                      Virginia Natural Gas, Inc.
  Atlanta Gas Light Company               5100 East Virginia Beach Blvd
  Chattanooga Gas Company                 Norfolk, Virginia 23502
  817 West Peachtree Street, N.W.
  Atlanta, Georgia 30308

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                               AGL Resources Inc.
                    (Name of top registered holding company)

  Donald P. Weinstein                     Donald A. Fickenscher
  Senior Vice President and               Chief Counsel and Corporate Secretary
  Chief Financial Officer                 Virginia Natural Gas, Inc.
  AGL Resources Inc.                      5100 East Virginia Beach Blvd
  817 West Peachtree Street, N.W.         Norfolk, Virginia 23502
  Atlanta, Georgia 30308                  Telephone: (757) 466-5502
  Telephone: (404) 584-3410               Facsimile: (757) 466-5562
  Facsimile: (404) 584-3419


                   (Names and addresses of agents for service)


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                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

     Joanne C. Rutkowski
     Markian M. W. Melnyk
     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
     1875 Connecticut Ave., N.W.
     Washington, D.C.  20009-5728
     Telephone: (202) 986-8000
     Facsimile: (202) 986-8102



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                                  Defined Terms


      Term                               Definition

AGL Resources       AGL Resources Inc.

Utility             Atlanta Gas Light Company ("AGLC"), Chattanooga Gas Company
   Subsidiaries     ("Chattanooga Gas") and Virginia Natural Gas, Inc. ("VNG").

Nonutility          AGL Energy Services, Inc. ("AGLE"), Georgia Gas Company
  Subsidiaries      ("Georgia Gas"), SouthStar Energy Services LLC
                    ("SouthStar"), AGL Investments, Inc. ("AGLI"), AGL Propane,
                    Inc. ("AGL Propane"), Trustees Investments, Inc. ("Trustees
                    Investments"), Utilipro, Inc. ("Utilipro"), AGL Consumer
                    Services, Inc. ("AGL Consumer Services"), and AGL Peaking
                    Services, Inc. ("AGL Peaking").  The term Nonutility
                    Subsidiaries also includes other direct or indirect subsidiaries of AGL Resources, like AGL Services Company
                    ("AGL Services"), that are formed or acquired in accordance with an order of the Commission or applicable exemption subsequent to the issuance of an order by the Commission in this file.

Subsidiaries        The Utility Subsidiaries and the Nonutility Subsidiaries,
                    collectively.

AGL System          AGL Resources and the Subsidiaries.

     AGL Resources and the other companies filing this Application-Declaration, hereby submit for filing this Amendment No. 1 to their Application-Declaration on Form U-1, originally filed with the Securities and Exchange Commission on June 22, 2000.

     The amendment restates Item 1.F of the Application-Declaration,  adds a new
Item 1.I, and adds several exhibits to Item 6.

Item 1. Description of the Proposed Transaction

     F. Intra-System Service Transactions

        1. AGL Services

     AGL Resources requests authorization to form a service company, AGL Services, to provide a variety of services to the companies in the AGL System. As a general rule, the individual system companies will maintain services that can benefit from individualized application at the company level. In contrast, AGL Services will offer system-wide coordination and strategy services, oversight services and other services where economies can be captured by centralization of services. AGL Services will also ensure adequate oversight and realize economies of scale by consolidating certain administrative and service functions for the AGL System.

     In particular, Applicants anticipate that the following services would be offered by AGL Services to system companies:

a. Rates and Regulatory.

     AGL Services would assist the AGL System companies in the analysis of their rate structures and in the formulation of rate policies and advise and assist the AGL System companies in proceedings before regulatory bodies involving the rates and operations of AGL System companies and of other competitors where such rates and operations directly or indirectly affect the AGL System companies.

b. Internal Auditing.

     AGL Services would conduct periodic audits of administration and accounting processes. Audits would include examinations of service agreements, accounting systems, source documents, allocation methods and billings to assure proper authorization and accounting for services.

c. Strategic Planning.

     AGL Services would advise and assist system companies with the preparation of strategic business plans and corporate strategies.

d. External Relations.

     AGL Services would maintain relationships with government policy makers, conduct lobbying activities and provide community relations support.

e. Gas Supply and Capacity Management.

     AGL Services would assist VNG and Chattanooga Gas in coordinating the management of their gas supply and assist the Utility Subsidiaries in coordinating gas transmission and storage services to ensure the most efficient use of services and to capture economies of scale as a larger purchaser in the market. Individual Utility Subsidiaries may, however, remain as the contract party under any agreement. Non-regulated marketing subsidiaries such as AGLE may also use AGL Services for certain transportation and storage capacity management services.

f. Legal Services and Risk Management.

     AGL Services would provide various legal services and general legal oversight. In addition, AGL Services would provide insurance, claims, security, environmental and safety related services.

g. Marketing.

     AGL Services would assist AGL System companies to develop marketing strategies for product and brand name promotion. Individual AGL System companies may maintain independent marketing personnel to handle the day-to-day details of marketing campaigns.

h. Financial Services.

     AGL Services would provide various services including corporate tax, treasury, corporate accounting and reporting, general ledger maintenance and all accounting recordkeeping, processing certain accounts such as accounts payable, cash management, and others as may be deemed necessary, hedging policy and oversight, financial planning and rates (for Utility Subsidiaries and other Subsidiaries that interact with regulators or regulated companies). Each Subsidiary may also maintain its own corporate and accounting group and engage AGL Services to provide advice and assistance on accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports and the filing of financial reports with regulatory bodies, on a system-wide basis.

i. Information Systems and Technology.

     AGL Services would provide the AGL System companies with electronic data processing and telecommunication network services.

j. Executive.

     Using AGL Resources' executive staff working through AGL Services, AGL Services would assist the AGL System companies in formulating and executing general plans and policies, including operations, issuances of securities, appointment of executive personnel, budgets and financing plans, expansion of services, acquisitions and dispositions of property, public relationships and other related matters.

k. Investor Relations.

     AGL Services would maintain relationships with the financial community, provide shareholder services, and perform corporate secretarial functions for the benefit of AGL System companies.

l. Customer Services.

     AGL Services would provide billing, mailing, remittance processing, call center and customer communication services for customers.

m. Purchasing.

     AGL Services would provide procurement services to AGL System companies.

n. Employee Services.

     AGL Services would offer to assist system companies to develop employee relations policies and programs and to train personnel in a coordinated manner across the AGL System. Each AGL System company may maintain a human resources group to handle the individualized application of policies and programs. AGL Services would also provide payroll services, management of the employee benefit plans, employee communications and mail services.

o. Engineering.

     AGL Services would provide engineering services for the AGL System companies. These services would include infrastructure expansion and improvements, corrosion control, right-of-way maintenance and acquisition, leak surveys, mapping, laboratory, and environmental services.

p. Business Support.

     i.     Purchasing.

     AGL Services would provide procurement services to AGL System companies.

     ii.    Facilities Management.

     AGL Services would provide facilities management services for offices owned by AGL System companies.

q. Other Services.

     AGL Services would provide other services, such as business development, as identified in the services agreement or requested by the Subsidiaries.

     In accordance with the services agreement, services provided by AGL Services will be directly assigned if possible or allocated as necessary by activity, project, program, work order or other appropriate basis. To accomplish this, employees of AGL Services will record transactions using data capture and accounting systems currently in place at AGL Resources as well as new systems to be installed for future use. Costs of AGL Services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate system company in accordance with the guidelines set forth in the services agreement (included as Exhibit K-1 to the Application). It is anticipated that AGL Services will be staffed primarily by transferring personnel from AGL Resources and, to a certain extent, with personnel transferred from AGLC and VNG./1/ AGL Services' accounting and cost allocation methods and procedures are structured to comply with the Commission's standards for service companies in registered holding company systems. AGL Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding-company systems, as may be adjusted to use the FERC uniform system of accounts. Exhibit K-2 discusses the systems and procedures to be implemented by AGL Services.

----------
1 During a transition period beginning at the time of the issuance of an order authorizing this Application and ending on December 31, 2000 or three months after the order, whichever is later, AGL Services may lease or otherwise acquire the services of certain employees of associate companies, including AGL Resources, for the purpose of staffing its service operations. These leasing or other arrangements will comply with the applicable provisions under the Act, including the provisions of Rule 90 thereunder requiring the performance of services on the basis of cost. To allow for the orderly transfer of certain personnel to AGL Services, applicants request authorization for AGL Resources to lease or otherwise provide the services of its employees to AGL Services during the transition period. ----------

     As compensation for services, the services agreement will provide for client companies to "pay to AGL Services the cost of such services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards." Where more than one company is involved in or has received benefits from a service performed, the services agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the services agreement. Thus, charges for all services provided by AGL Services to affiliated utility companies, non-utility companies and the holding company will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

     No change in the organization of AGL Services, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until AGL Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify AGL Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of
Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until AGL Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     AGL Resources  will  structure the services  agreement so as to comply with
Section 13 of the Act and the Commission's rules and regulations thereunder. Rule 88 (b) provides that "(a) finding by the commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21,
1994). In this Application, AGL Resources has submitted substantially the same application information as would have been submitted in a Form U-13-1.

     Accordingly, it is appropriate for the Commission to find that AGL Services will be so organized and shall be so conducted as to meet the requirements of
Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     AGL Resources proposes that, for a limited period of time ending on December 31, 2000 or three months after the issuance of an order authorizing this Application, whichever is later ("Transition Period"), AGL Resources will continue to provide services and sell goods to AGL System companies./2/ AGL Resources will comply with the provisions of Rule 90 with respect to the performance of services or construction for associate companies on the basis of cost and with the provisions of Rule 92 with respect to the sale of goods produced by the seller. The Transition Period will allow the AGL System to practically and efficiently implement the transition to AGL Services as the principal provider of services to the AGL System. In particular, because the AGL System will be implementing a new accounting and cost tracking software system in the future, the Transition Period will allow AGL Services to either install the new software or implement economical modifications to existing systems until such time as the new software can be used./3/

     2. Other Services

     The Utility Subsidiaries and other associate companies of AGL Resources may, from time to time, enter into leases of office or other space with other associate companies. Any such lease will comply with the requirements of Rules 87, 90 and 91. See Central Power & Light Company, Holding Co. Act Release No. 26408 (Nov. 13, 1995).

     The Utility Subsidiaries will retain ownership of software they have developed or that involve some form of license agreement with third parties and other system companies may enter into license agreements to use this software. These license agreements will be structured in accordance with the requirements of Rules 87, 90 and 91. In addition, the Utility Subsidiaries may provide services to affiliated and unaffiliated gas marketing companies and charge fees under approved tariffs that may not be "at cost."/4/

----------
2 In accordance with Rule 87(a)(3), certain Utility Subsidiaries may also provide services to associate companies on an incidental basis.

3 The relief requested here is similar to the relief granted in Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999), and represents a reasonable extension of the 30-day transition period provided in Rule 92(a).

4 For example, AGLC currently provides various services to SouthStar, an affiliated Marketer, and other unaffiliated Marketers on a non-discriminatory basis. The services provided by AGLC in this regard are either priced under AGLC's tariff, and thus exempt under Rule 81, or priced as a pass-through of AGLC's cost of service.
----------

                                    * * * * *

     I. Statement Under Rule 53

     AGL Resources may use the proceeds of the financings proposed in this Application, in part, for investments in EWGs and FUCOs. Under Rule 53, in determining whether to approve the issue or sale of a security by AGL Resources to finance an EWG or FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance. In particular, in connection with the financing of the acquisition of an EWG, or the guarantee of a security of an EWG by AGL Resources, the Commission may not find that the securities issuance is not reasonably adapted to the earning power of AGL Resources or to the security structure of AGL Resources or companies in the AGL Resources system, or that the circumstances are such that a guarantee by AGL Resources of the security of an EWG would create an improper risk for AGL Resources, if the conditions of Rule 53(a) are met and none of the provisions of Rule 53(b) are applicable.

     The conditions of Rule 53(a) are satisfied. As of March 31, 2000, AGL Resources had consolidated retained earnings of $196 million and no investment in EWGs or FUCOs. To the extent that AGL Resources acquires any EWGs or FUCOs, it will comply with the provisions of Rule 53(a), in particular, the books, records and reporting requirements, and the limitation on the use of public utility subsidiary employees in the provision of services to EWGs and FUCOs.

     None of the provisions of Rule 53(b) are applicable to AGL Resources. Neither AGL Resources nor any subsidiary having assets with a book value exceeding 10% or more of consolidated retained earnings has been the subject of a bankruptcy or similar proceeding. The average consolidated retained earnings of AGL Resources for the four most recent quarterly periods has not decreased by 10% from the average for the previous four quarterly periods. Lastly, AGL Resources has not reported operating losses attributable to investments in EWGs or FUCOs.

                                    * * * * *

Item 6. Exhibits and Financial Statements

Exhibits

A-1 Articles of Incorporation of VNG incorporated by reference to Exhibit B-18(a) of Dominion's Form U5B, SEC File No. 001-08489, filed April 27, 2000.

A-2 By-Laws of VNG incorporated by reference to Exhibit B-18(b) of Dominion's Form U5B, SEC File No. 001-08489, filed April 27, 2000.

A-3  Articles of Incorporation of AGL Resources.

A-4  By-Laws of AGL Resources.

B-1 Stock Purchase Agreement dated as of May 8, 2000 among AGL Resources Inc., Consolidated Natural Gas Company, Dominion Resources, Inc. and Virginia Natural Gas, Inc.

C-1  Application to the Virginia State Corporation Commission.

C-2  Order of the Virginia State Corporation Commission.

D-1 Map of Utility Service Territories of the AGL Resource System and VNG (Filed on paper under cover of Form SE).

E-1  Opinion of Counsel - AGL Resources.

E-2  Opinion of Counsel - VNG.

F-2  Past tense opinion of counsel (to be filed by amendment).

G-1  Application to the Federal Trade Commission.

G-2  Order of the Federal Trade Commission (to be filed by amendment).

H-1 1999 Annual Report on Form 10-K of AGL Resources, incorporated by reference to AGL Resources' Form 10-K405, SEC File No. 001-14174 (filed December 29,
     1999).

I-1  Proposed Form of Notice.

J-1 Summary of AGL Resources Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans.

K-1  Form  of  Services  Agreement  between  AGL  Services  and  the  Subsidiary
     Companies.

K-2  AGL Services Policies and Procedures Manual.

L-1  Form of Money Pool Agreement.

L-2  Form of Money Pool Promissory Note.

M-1  Form of Tax Allocation Agreement.

N-1  Report  of  AGL  Resources'   Management  on  the  Process  of  Identifying
     Opportunities for Efficiency Gains and Cost Savings, incorporated by reference to Exhibit 10 of Exhibit C-1 to this Application.

Financial Statements

FS-1 AGL Resources'  and  Subsidiaries  Unaudited Pro Forma  Combined  Condensed
     Consolidated Balance Sheet as of March 31, 2000.

FS-2 AGL Resources'  and  Subsidiaries  Unaudited Pro Forma  Combined  Condensed
     Statement of Consolidated Income for the Twelve Months ended September 30, 1999.

FS-3 AGL Resources'  and  Subsidiaries  Unaudited Pro Forma  Combined  Condensed
     Statement of Consolidated Income for the Six Months ended March 31, 2000.

FS-4 Notes to the Unaudited Pro Forma Combined Condensed  Consolidated Financial
     Statements.

FS-5 AGL Resources' Consolidated Balance Sheet and Statement of Income for the year ended September 30, 1999, included in Exhibit H-1 to this Application.

FS-6 AGL Resources' Unaudited Condensed Consolidated Balance Sheet and Statement of Income for the quarter ended December 31, 1999, incorporated by reference to AGL Resources' Form 10-Q, SEC File No. 001-14174 (filed February 14, 2000).

FS-7 AGL Resources' Unaudited Condensed Consolidated Balance Sheet and Statement of Income for the quarter ended March 31, 2000, incorporated by reference to AGL Resources' Form 10-Q, SEC File No. 001-14174 (filed May 15, 2000).

FS-7 VNG Balance Sheet and Statement of Income for the year ended and as of December 31, 1999, incorporated by reference to Exhibit 5 of Exhibit C-1 to this Application.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Amendment No. 1 to their Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  July __, 2000                   /s/ Donald P. Weinstein
                                       -----------------------
                                       Donald P. Weinstein

                                       Senior Vice President
                                       and Chief Financial Officer
                                       AGL Resources Inc.
                                       Atlanta Gas Light Company

                                       /s/ Charles C. Moore
                                       -----------------------
                                       Charles C. Moore
                                       Vice President and Treasurer
                                       Chattanooga Gas Company

                                       /s/ Donald A. Fickenscher
                                       -----------------------
                                       Donald A. Fickenscher
                                       Chief Counsel and Corporate Secretary
                                       Virginia Natural Gas, Inc.

                                  Exhibit Index

C-1  Application to the Virginia State Corporation Commission.

C-2  Order of the Virginia State Corporation Commission.

E-1  Opinion of Counsel - AGL Resources.

E-2  Opinion of Counsel - VNG.

G-1  Application to the Federal Trade Commission.

K-1  Form  of  Services  Agreement  between  AGL  Services  and  the  Subsidiary
     Companies.

K-2  AGL Services Policies and Procedures Manual.

L-1  Form of Money Pool Agreement.

L-2  Form of Money Pool Promissory Note.

M-1  Form of Tax Allocation Agreement.